RECEIVED

CORPORATE COMMUNICATIONS
DEPARTMENT

07024339

NESTLÉ S.A.

Registered Mail
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0302
Mail Stop 3-2
U.S.A.

082-01252

SUPPL

Vevey, 1 June 2007
FXP/uwu

Ladies and Gentlemen,

Please find enclosed the following document of Nestlé S.A. (the "Company"):

- Today's Press Release entitled

" Nestlé to submit modernised Articles of Association to the 2008 Annual General Meeting"

The Company hereby furnishes this document to the Commission under Rule 12g3-2(b) promulgated pursuant to the Securities Exchange Act of 1934, as amended.

Please do not hesitate to contact the undersigned (e-mail: *francois-xavier.perroud@nestle.com*) should you have any questions.

Yours sincerely,

F.X. Perroud
Vice President

PROCESSED
JUN 15 2007
THOMSON
FINANCIAL

Encl.

Nestlé

PRESS RELEASE

Nestlé to submit modernised Articles of Association to the 2008 Annual General Meeting

Vevey, 1 June 2007 – At the April 2006 Annual General Meeting, over 98% of represented shareholders decided to give Nestlé's Board of Directors a mandate to modernise the company's Articles of Association. This decision was subsequently contested by an individual shareholder before the Vevey District Court. On 21 March 2007, this Court upheld the will of the vast majority of shareholders represented at the 2006 Annual General Meeting. As the deadline for appeal has since expired, the judgement is now definitive.

Nestlé remains convinced that modernising the Articles of Association is in the best interest of all shareholders. The Board will therefore continue its work with the aim of submitting updated Articles of Association to shareholders at the next Annual General Meeting in Lausanne on 10 April 2008.

Contacts:	*Media:*	*François-Xavier Perroud*	*Tel.: +41-21-924 2596*
	Investors:	*Roddy Child-Villiers*	*Tel.: +41-21-924 3622*

RECEIVED

2007 JUN 11 A 8:01

NESTLÉ S.A.

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.

Washington, D.C. 20549-0302
Mail Stop 3-2
U.S.A.

Vevey, June 4th 2007

SUPPL

Subject: **Changes in links & paths to access information on Nestlé website**

Please be informed that www.ir.nestle.com no longer exists as a separate website but has been integrated into www.nestle.com.
We have therefore included below the new links & paths to sign-up to get email alerts, access to press releases, annual and financial reports.
Please be aware that a redirection from the previous website to the new one is in place and will be for 1 year.

New link to register with e-mail distribution service
http://www.nestle.com/Common/Footer/SignMeUp.htm

New link to access press releases
http://www.nestle.com/MediaCenter/PressReleases/PressReleases.htm

New path to published annual reports
http://www.nestle.com/InvestorRelations/Reports/ManagementReports/2006.htm

New path to published annual financial reports
http://www.nestle.com/InvestorRelations/Reports/FullYearFinancials/2006.htm

New path to published interim financial reports
http://www.nestle.com/InvestorRelations/Reports/HalfYearFinancials/2006.htm

If you need any further information please contact:

Diana Bachmann
Investor Relations Officer
Phone : +41 21 924 2742
diana.bachmann@nestle.com

Best regards,

Diana Bachmann

END